Yinfu Gold Corporation.

Suite 2313, Dongfang Science and Technology Mansion

Nanshan District

Shenzhen, China 518000

September 6, 2022

Via Electronic Mail

Yolanda Guobadia

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

Re:	Yinfu Gold Corporation. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 Filed June 29, 2022 File No. 333-152242

Dear Mr. Guobadia:

This letter is in response to the letter dated August 24, 2022, from the staff (the “Staff”) of the U.S. Securities & Exchange Commission (“SEC”) addressed to Yinfu Gold Corporation. (the “Company,” “we,” and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2021

Item 1A. Risk Factors

Risks Relating to Doing Business in the PRC, page 5

1.

You disclose that "Further, our shares offered by this prospectus are offered in United States dollars, and we will need to convert the net proceeds we receive into RMB in order to use the funds for our business."  Please revise since we do not see any of your shares offered in a prospectus.

RESPONSE: We respectfully advise the Staff that we have updated our disclosure to remove references to a prospectus and to refer to the annual statement where applicable.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties, page 13

2.

You disclose that you have not made adequate employee benefit payments.  As a result, you may be required to make up the contributions for these plans as well as to pay late fees and fines.  Please disclose the estimated amount of underpaid employee benefits, late fees and fines and the potential adverse impact on your financial condition and results of operations.

RESPONSE: We respectfully advise the Staff that the statement “We have not made adequate employee benefit payments” was made in error and not applicable to the company. We have updated the risk factor to remove the erroneous statement.

Item 15. Exhibits, Financial Statement Schedules Exhibits, page 17

2.	Your Section 906 certifications identify the incorrect report. Please amend your filing to provide corrected Section 906 certifications.

RESPONSE: We respectfully advise the Staff that we have amended our filing to include the corrected 906 certifications.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our President Libin Jiang at bin@uselre.com.

Yinfu Gold Corporation.

/s/ Libin Jiang
Name:	Libin Jiang
Title:	President, Secretary and Director